Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Pretax (loss) income from continuing operations before adjustment for noncontrolling interest	$(9,258)	$21,835	$4,422	$57,425	$23,967
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(542)	(4,829)	116	88	(108)
Fixed charges	80,394	89,929	82,090	76,400	65,413
Distributed income of equity investees	3,337	1,465	346	371	171
Capitalized interest	(4,742)	(2,273)	(2,244)	(1,430)	(2,934)
Earnings as defined	$69,189	$106,127	$84,730	$132,854	$86,509
Fixed charges
Interest expense	$75,794	$84,246	$75,104	$71,229	$62,752
Capitalized interest	4,742	2,273	2,244	1,430	2,934
(Accretion) amortization of debt (premiums) discounts, net	(2,627)	1,178	2,818	2,221	(1,902)
Amortization of loan fees	2,485	2,232	1,924	1,520	1,629
Fixed charges	$80,394	$89,929	$82,090	$76,400	$65,413
Ratio of earning to fixed charges	0.86	1.18	1.03	1.74	1.32